PMU News Release #07-05 TSX, AMEX Symbol PMU April 10, 2007

BALSAMO GOLD ZONE ON PACIFIC RIM MINING’S EL DORADO PROJECT
CONTINUES TO YIELD HIGH GOLD GRADES AND TAKE SHAPE

Exploration drilling at the Balsamo gold zone on Pacific Rim Mining Corp.’s (“Pacific Rim” or “the Company”) El Dorado gold project in El Salvador has yielded further bonanza gold grades including 42.18 g/t gold over 2.2 meters in drill hole P07-541, which adds vertical dimension to the growing deposit. A list of the most recent, material drill results is provided below.

Exploration drilling at the Balsamo gold zone continues to define a significant area of gold mineralization, which contains some of the highest grades and vein widths yet encountered within the El Dorado project. The north-south striking Balsamo gold zone has now been traced over a strike length of 400 meters and a vertical dimension of up to 250 meters. The upper elevations of this gold zone have been loosely defined and it remains open along strike and to depth.

Four drills are currently drilling at Balsamo and a fifth drill rig will be added within the next few weeks in order to delineate the gold zone as quickly as possible. The Company’s objective is to have completed sufficient drilling at Balsamo to complete a resource estimate of the deposit before the end of 2007 and expand the current El Dorado resource. Because of its higher gold grades, wide vein widths, growing dimension and proximity to planned infrastructure, the Balsamo gold zone has the potential to positively impact the economics of the El Dorado operation being considered in the Company’s El Dorado feasibility study, which will be completed once the Balsamo deposit has been delineated.

“El Dorado continues to expand with each drill phase,” states Tom Shrake, President and CEO. “The grades and widths at the Balsamo discovery are very similar to the Minita deposit, as is its basic geometry. Both deposits are also controlled by identical intersecting fault systems. Like the South Minita deposit, Balsamo is completely blind, with no evidence of the vein on surface. These factors open up a large area within the El Dorado project for similar buried deposits, and we are imminently launching a detailed aeromagnetic survey to aid in the search for other blind deposits within the El Dorado project.”

Latest El Dorado Project Drill Results

Hole No.	Vein or System Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P07-540	Balsamo	300100 / 534879	263 / 52	325.05	325.45	0.4	0.4	10.31
P07-541	Balsamo	300212 / 534852	270 / 65	361	362.6	1.6	1.4	11.86
				374.8	376.2	2.8	2.2	42.18
				398.2	398.9	0.7	0.6	38.44
P07-545	Balsamo	300100 / 534879	258 / 70	No significant results
P07-546	Balsamo	300463 / 534946	281 / 48	210.10	211.95	1.85	1.75	9.08
				215.2	215.95	0.75	0.7	16.29
P07-547	Balsamo	301526 / 534852	256 / 50	No significant results
P07-548	Balsamo	300203 / 534734	275 / 45	211.00	214.75	3.75	3.6	8.41
			including	211.00	212.95	1.95	1.9	13.10

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

P07-549	Balsamo	300124 / 534767	292 / 70	310.85	314.35	3.50	2.80	14.95
			including	313.2	314.35	1.15	1.10	19.60
				323.95	327.15	3.20	2.35	14.79
P07-550	Balsamo	300097 / 534955	260 / 68	No significant results
P07-551	Balsamo	300473 / 534778	260 / 60	305.20	305.45	0.25	0.20	16.08
P07-552	Balsamo	300123 / 534765	270 / 50	No significant results
		301586 / 534793

Readers are directed to the Company’s website www.pacrim-mining.com and SEDAR filings www.sedar.com for complete drill results from the El Dorado project, details of the El Dorado resource and reserve calculations, and complete National Instrument 43-101 disclosure.

About Pacific Rim Mining Corp.

Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operational and exploration assets in North, Central and South America. The Company is expanding and developing its advanced-stage, high grade El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

Inquiries regarding this news release or Pacific Rim Mining can be directed to
Barbara Henderson, VP Investor Relations, at (604) 689-1976 or 1-888-775-7097.

NI 43-101 Disclosure

Pacific Rim’s exploration work on the El Dorado project is supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Mr. Gehlen has verified that the results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The July 2006 El Dorado resource estimate was prepared by Mr. Steve Ristorcelli, P.Geo. of Mine Develoment Associates, Reno, Nevada. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. The resource estimate conforms to current CIM Standards on Mineral Resources and Reserves. A technical report in support of the updated El Dorado resource estimate presented above was filed with SEDAR on July 31, 2006. The report was co-authored by Mr. Steve Ristorcelli, P.Geo. and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101.

The January 2005 El Dorado pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR

(www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in NI 43-101. Mr. Tanaka is a member of the Society of Mining Engineers (SME) and the Australasian Institute of Mining and Metallurgy (mAUSIMM).

Cautionary Note Regarding Forward-Looking Information

Information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including but not limited to: the timeframe and outcome of delineation of the Balsamo discovery and its potential impact on the El Dorado project; the eventual scope of the El Dorado feasibility study; the timeframe for completion of the El Dorado feasibility study; anticipated drilling plans for the El Dorado project; the nature of future results and potential for new discoveries at the El Dorado project; statements of the Minita deposit’s economic potential; the timing and nature of economic analyses at the El Dorado project; the execution and outcome of current or future exploration activities; significant fluctuations in metal prices; general market and industry conditions; and other factors detailed in the Company’s filings with Canadian regulatory agencies and the U.S. Securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This news release may include such terms as “measured,” “indicated,” and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-31328, which may be secured from us, or from the SEC’s website at www.sec.gov/edgar.shtml.

The TSX and the AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com